Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “HK Exchange”) take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

ANNOUNCEMENT PURSUANT TO RULE 19C.13 OF THE HK LISTING RULES IN RELATION TO MIGRATION EXCHANGE NOTICE

This announcement is made by NetEase, Inc. (the “Company”) pursuant to Rule 19C.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HK Listing Rules”) and paragraph 3.21 of the Guidance Letter HKEX-GL-112-22 (the “Guidance Letter”).

HK Primary Effective Date

As disclosed in the announcement of the Company dated March 2, 2026 (the “Migration Notice Announcement”), on February 27, 2026 (Hong Kong time), the Company received a notice from the HK Exchange (the “Migration Exchange Notice”), informing the Company of the HK Exchange’s decision that 55% or more of the total worldwide trading volume, by dollar value, of the Company’s shares over the Company’s most recent financial year (being the 2025 fiscal year) had taken place on the markets of the HK Exchange and, as a result, the HK Exchange regards the majority of trading in the Company’s listed shares to have migrated to the HK Exchange on a permanent basis under Note 1 to Rule 19C.13 of the HK Listing Rules (the “Migration”).

Pursuant to Note 2 to Rule 19C.13 of the HK Listing Rules, the Company has a grace period of 12 months from the date of the Migration Exchange Notice (the “Migration Grace Period”) within which to comply with the applicable HK Listing Rules (i.e., the grace period for the Company will end at midnight (Hong Kong time) on February 27, 2027). The HK Exchange will regard the Company as having a dual-primary (rather than a secondary) listing status upon: (i) the expiry of the Migration Grace Period; or (ii) such earlier date that the Company, in its discretion, may voluntarily elect.

As the Company is prepared to be in full compliance with the relevant HK Listing Rules applicable to a dual primary listed issuer (save for the HK Listing Rules in respect of which the HK Exchange has granted waivers to the Company, as described below), the Company has elected to become a dual-primary listed company on the HK Exchange (the “HK Primary Conversion”) with effect from June 30, 2026 (the “HK Primary Effective Date”), and the stock marker “S” will be removed from its stock short name on the HK Primary Effective Date. Accordingly, upon the HK Primary Effective Date, the Migration Grace Period will have ended.

Obligations of the Company to comply with all applicable HK Listing Rules

Upon the HK Primary Effective Date: (i) the waivers, modifications and exceptions applicable to a secondary listed issuer under Rules 19C.11, 19C.11A, 19C.11B, and 19C.11C (as applicable) of the HK Listing Rules will no longer apply to the Company; and (ii) the waivers, exemptions and rulings obtained under the HK Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the Codes on Takeovers and Mergers and Share Buybacks at the time of the Company’s secondary listing on the HK Exchange (the “HK Listing”) in 2020 (the “Existing Waivers”) will cease to apply, unless otherwise waived or exempted by the HK Exchange. Such Existing Waivers include the following specific waivers granted by the HK Exchange, and exemptions and rulings granted by the Securities and Futures Commission of Hong Kong:

Rules	Subject matter
Rule 2.07A of the HK Listing Rules	Printed Corporate Communications
Rule 13.25B of the HK Listing Rules	Monthly Return
Paragraph 17 of Appendix A1 to the HK Listing Rules[1]	Shareholder Protection Requirements in Relation to Appointment, Removal and Remuneration of Auditors
Section 4.1 of the Introduction to the Takeovers Codes	Determination of Whether a Company is a “Public Company in Hong Kong”
Part XV of the Securities and Futures Ordinance	Disclosure of Interests

Details of the Existing Waivers are set out in the company information sheet dated June 15, 2023.

Upon the HK Primary Effective Date, the Company will be required to comply with all the relevant HK Listing Rules applicable to a dual primary listed issuer. As stated in the Migration Notice Announcement, in the event the Company is unable to demonstrate full compliance with an applicable HK Listing Rule (and without any waiver) upon the HK Primary Effective Date, the Company would be in potential breach of the HK Listing Rules, and would potentially be subject to, depending on the nature and seriousness of the possible breach and the circumstances and the manner in which the conduct is giving rise to such possible breach, disciplinary action by the HK Exchange. The Company may also be directed to carry out possible remedial and enhancement actions such as internal control review and directors’ training on regulatory and legal topics including compliance with the HK Listing Rules.

As the Company will be subject to full compliance with the HK Listing Rules applicable to a primary listed issuer upon the HK Primary Effective Date, the Company has taken necessary measures to comply with the HK Listing Rules applicable to a dual-primary listed issuer commencing from the HK Primary Effective Date, including obtaining approval at the annual general meeting of the Company held on June 23, 2026 (the “2026 AGM”) from the Company’s shareholders (the “Shareholders”) for (i) the granting of a general mandate to issue shares; (ii) the granting of a general mandate to repurchase shares and/or ADSs; (iii) the amendment and restatement of the 2019 share incentive plan so that it will be in compliance with Chapter 17 of the HK Listing Rules; and (iv) amendments to the memorandum and articles of association to, among other things, conform with the applicable HK Listing Rules. Therefore, as of the HK Primary Effective Date, the Company will be in compliance with the relevant HK Listing Rules applicable to a dual primary listed issuer (save for the HK Listing Rules in respect of which the HK Exchange has granted waivers to the Company, as described below).

Waivers from strict compliance with the HK Listing Rules in connection with the Migration

In connection with the Migration, the Company has applied for, and the HK Exchange has granted, the following waivers from strict compliance with the relevant provisions of the HK Listing Rules (the “Migration Waivers”):

Rules	Subject matter
Rules 19.13 and 19A.25 of, and note 2.1 to paragraph 2 of Appendix D2 to, the HK Listing Rules	Use of U.S. GAAP
Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the HK Listing Rules	Continuing connected transaction requirements applicable to the Contractual Arrangements
Rule 17.03E of the HK Listing Rules	Calculation of minimum exercise price of options funded by new Shares

1 Formerly Rule 19C.07(3) of the HK Listing Rules.

1.	Use of U.S. GAAP

Applicable rules and regulations

Note 2.1 to Paragraph 2, of Appendix D2 to the HK Listing Rules require the Company to prepare its financial statements in financial reports to be in conformity with: (a) Hong Kong Financial Reporting Standards (“HKFRS”); (b) International Financial Reporting Standards (“IFRS”); or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix D2 to the HK Listing Rules (the “Reporting Standard Requirement”). Note 2.6 to Paragraph 2 of Appendix D2 to the HK Listing Rules provides that the HK Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix D2 to the HK Listing Rules.

Rule 19.25A of the HK Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the HK Exchange, which are normally HKFRS or IFRS. Where the HK Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the HK Exchange. In such cases, the HK Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

Paragraph 30 of Guidance Letter 111-22 (the “GL111-22”) provides that the HK Exchange has accepted that financial statements of overseas issuers can be prepared in conformity with the Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”) for issuers with a dual-primary listing in the U.S. and on the HK Exchange, and is satisfied with the auditing of overseas issuers’ financial statements to be in accordance with The U.S. Public Company Accounting Oversight Board Auditing Standards (the “PCAOB Auditing Standards”).

Paragraph 31 of the GL111-22 requires an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS (such as U.S. GAAP) for the preparation of its financial statements to include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using HKFRS or IFRS in its accountants’ reports and annual/interim reports (the “Reconciliation Statement Requirement”).

Reasons for applying for the waiver

As a company already primary listed on the Nasdaq, the Company uses U.S. GAAP and the corresponding auditing standards for the filing of its financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as determined by the United States Public Company Accounting Oversight Board (i.e., PCAOB Auditing Standards). Since the HK Listing in 2020, the Company has continued to apply U.S. GAAP and the PCAOB Auditing Standards with respect to its financial statements and complying with the Reconciliation Statement Requirement. Upon the HK Primary Effective Date, the Company intends to continue to using U.S. GAAP to prepare its financial statements and to audit its accounts in accordance with the PCAOB Auditing Standards.

The Company notes that it would lead to confusion among the Company’s investors and Shareholders (particularly those in the U.S.) if the Company were required to adopt different accounting and auditing standards for its disclosures in Hong Kong from those in the U.S. Aligning the accounting and auditing standards used for disclosures in both markets, and with those historically adopted by the Company since the HK Listing, will alleviate such confusion. In addition, U.S. GAAP is widely recognized and accepted by international investment community and there has been significant progress made in the convergence between U.S. GAAP and IFRS.

Waiver application

The Company has applied for, and the HK Exchange has granted, a waiver from strict compliance with the Reporting Standard Requirement in respect of the Company’s financial statements to be included or published by the Company in Hong Kong, on the following conditions:

(a)	the Company will continue to comply with the Reconciliation Statement Requirement, by including: (i) a description of the relevant key differences between U.S. GAAP and IFRS; and (ii) a statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using U.S. GAAP and IFRS (the “Reconciliation Statement”) in its interim and annual reports after the Migration, with a view of enabling investors to appraise the impact of the two accounting standards on the Company’s financial statements, with the Reconciliation Statement in the interim report to be reviewed by its external accountants in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000 and the Reconciliation Statement in the annual reports to be audited by external accountants, unless otherwise permitted by the HK Listing Rules at the relevant time; and

(b)	in the event that the Company is no longer listed in the U.S. or has no obligation to make financial disclosure in the U.S., unless otherwise permitted by the HK Listing Rules at the relevant time, the Company will use HKFRS, IFRS or such other financial reporting standards acceptable to the HK Exchange in the preparation of the Company’s financial statements, and audit its financial accounts in accordance with the auditing standards required by the HKICPA, IAASB or such other auditing standards acceptable to the HK Exchange.

2.	Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

Applicable rules and regulations

Rules 14A.35 and 14A.36 of the HK Listing Rules set out the announcement and independent shareholders’ approval requirements for connected transactions.

Rule 14A.52 of the HK Listing Rules provides that the period of a continuing connected transaction must be fixed and reflect normal commercial terms or better. It must not exceed three years except in special circumstances where the nature of the transaction requires a longer period. In this case, the issuer must appoint an independent financial adviser to explain why the agreement requires a longer period and to confirm that it is normal business practice for agreements of this type to be of such duration.

Rule 14A.53 of the HK Listing Rules provides that an issuer must set an annual cap for the continuing connected transaction. Such annual cap must be expressed in monetary terms.

Paragraph 1.1 of Appendix I to GL112-22 provides that a Migration Issuer (such as the Company) may continue a transaction (which would otherwise fall under Chapter 14 or 14A of the HK Listing Rules) entered into before the commencement of the Migration Grace Period and which is expected to continue after the expiry of the Migration Grace Period (the “Relevant Continuing Transactions”) for a period of three years from the date of the Migration Exchange Notice, provided that if such transaction is subsequently amended or renewed before the expiry of the three-year period, the Migration Issuer must comply with the relevant requirements under the HK Listing Rules at such time.

Paragraph 3.48 of GL112-22 provides that a Grandfathered Greater China Issuer secondary listed in Hong Kong is allowed to retain its variable interest entities (“VIE”) structure even if the Contractual Arrangements may not fully comply with Chapter 2.2 of the Guide for New Listing Applicants.

Background of the Contractual Arrangements

The Group conducts its business mainly in China mainland. The Chinese government regulates Internet access, telecommunications services, the distribution of various information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with the major VIEs with respect to the operation of the NetEase websites, operation of inhouse developed and licensed PC and mobile games, Internet content and wireless value-added services, as well as the provision of advertising services.

The Company has entered into certain contractual arrangements before the commencement of the Migration Grace Period in order to consolidate the consolidated affiliated entities (the “Consolidated Affiliated Entities”) into the Group (the “Contractual Arrangements”). As stated on page 141 of the Hong Kong prospectus of the Company dated June 2, 2020 and published on the website of the HK Exchange (the “Prospectus”), all of the agreements over the Consolidated Affiliated Entities have the same effect of allowing the Company to receive the economic benefits from its operations and obtain effective control over the relevant Consolidated Affiliated Entity and its subsidiaries, and to allow the financial results of the relevant Consolidated Affiliated Entity to be consolidated into the Company’s consolidated financial statements.

Please see pages 139 to 142 and 242 to 247 of the Prospectus, Note 1(b) at pages 25 to 29 of the Company’s annual report for the fiscal year ended December 31, 2025 (the “Latest HK Annual Report”), pages 5 to 7 of the Form 20-F that is annexed to and forms part of the Latest HK Annual Report (the “Latest Form 20-F”), for further details on the VIE structure (and underlying material Contractual Arrangements) of the Group. Since the date of the Prospectus, there has been no material change to the Contractual Arrangements.

Reasons for applying for the waiver

The Contractual Arrangements were in place at the time of the HK Listing when the Company was exempt from the requirements under Chapter 14A of the HK Listing Rules. In addition, the terms of the Contractual Arrangements are substantially the same as those disclosed in the Prospectus, and the Company is a Grandfathered Greater China Issuer to which paragraph 3.47 of GL112-22 applies. In view of the Migration, the transactions contemplated under the Contractual Arrangements will constitute continuing connected transactions of the Company under Chapter 14A of the HK Listing Rules upon the HK Primary Effective Date as certain registered shareholders to the Contractual Arrangements, including Mr. William Lei Ding (a director and controlling shareholder of the Company) will constitute connected persons of the Company. As such, the Company will be subject to the requirements under Chapter 14A of the HK Listing Rules in respect of the Contractual Arrangements upon the HK Primary Effective Date, including the announcement, independent Shareholders’ approval, annual cap and fixed term requirements under Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the HK Listing Rules.

The Company has applied for a waiver from strict compliance with Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the HK Listing Rules on the grounds set out below in this section.

The board (“Board”) of directors of the Company (“Director(s)”) is of the view that the Contractual Arrangements and the transactions contemplated therein, which were in place at the time of the HK Listing and do not have a fixed term, are fundamental to the Group’s legal structure and business operations. Under the VIE structure, the financial results of the Consolidated Affiliated Entities are and will continue to be consolidated into the Company’s financial statements as if they were the Company’s equity-held subsidiaries (the “Equity-held Subsidiaries”), and substantially all of the economic benefits of their business flows to the Group (i.e., the Group will retain substantially all of the profit generated by the Consolidated Affiliated Entities through the service fees payable to the Company through the wholly-owned foreign entities (the “WFOEs”)). Therefore, the Board believes that it will not be in the interest of the Company and its shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the Consolidated Affiliated Entities and any member of the Group from time to time (including the Consolidated Affiliated Entities) (the “New Intergroup Agreements” and each of them, a “New Intergroup Agreement”) will technically constitute continuing connected transactions under Chapter 14A of the HK Listing Rules, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions would be subject to strict compliance with the requirements under Chapter 14A of the HK Listing Rules, including the announcement, independent Shareholders’ approval (including recommendation from an independent financial adviser), annual cap and fixed term requirements.

The Board is of the view that the transactions contemplated under the Contractual Arrangements and the New Intergroup Agreements have been and will be entered into in the ordinary and usual course of business of the Group, are on normal commercial terms or better, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

The independent board committee, comprising all independent Directors, namely Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan, none of whom has any material interest in the transactions contemplated under the Contractual Arrangements, has been established to review and confirm that the Contractual Arrangements have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that are fair and reasonable, and in the interests of the Company and its Shareholders as a whole. Gram Capital Limited has been appointed as the independent financial adviser to advise the Company.

Gram Capital Limited is also of the view that in relation to the Contractual Arrangements, it is normal business practice for agreements of this type to be of a duration exceeding three years based on all the matters set out above, including in particular: (a) the necessity of the Contractual Arrangements for the Group; (b) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable, and would add unnecessary administration costs for the Company to renew the Contractual Arrangements at least every three years; and (c) the fact that the duration of similar arrangements of other issuers on the HK Exchange identified and reviewed by Gram Capital Limited are indefinite until termination or indefinite in practice.

Furthermore, Gram Capital Limited is of the view that the Contractual Arrangements are conducted in the ordinary and usual course of business, on terms that are normal commercial terms and are fair and reasonable, and in the interest of the Company and its Shareholders as a whole.

HK Listing Rules implications and waiver application

The highest applicable percentage ratio under the HK Listing Rules in respect of the transactions contemplated under the Contractual Arrangements is expected to be more than 5%. As such, these transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and shareholders’ approval requirements under Chapter 14A of the HK Listing Rules.

In respect of the Contractual Arrangements and the New Intergroup Agreements, the Company has applied for, and the HK Exchange has granted, a waiver from strict compliance with: (i) the announcement, circular and independent Shareholders’ approval (including recommendation from an independent financial adviser) requirements under Chapter 14A of the HK Listing Rules; (ii) a waiver from strict compliance with the requirement to set a fixed term for the Contractual Arrangements under Rule 14A.52 of the HK Listing Rules; and (iii) a waiver from strict compliance with the requirements to set monetary annual caps under Rule 14A.53(1) of the HK Listing Rules (collectively, the “Applicable Requirements”), for so long as the shares of the Company are listed on the HK Exchange, subject to the following conditions:

(a)	No change without independent non-executive Directors’ and independent Shareholders’ approval. No material change to the agreements governing the Contractual Arrangements will be made without the approval of the independent non-executive Directors (including with respect to any fees payable to the WFOEs thereunder) and the independent Shareholders’ approval (except as described in sub-paragraph (c)). Once the independent Shareholders’ approval of any change has been obtained (where applicable), no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the HK Listing Rules unless and until further material changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company will, however, continue to be applicable.

(b)	Economic benefits flexibility. The Contractual Arrangements shall continue to enable the Group to receive substantially all of the economic benefits derived by the Consolidated Affiliated Entities through: (i) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by the Group; (ii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the Consolidated Affiliated Entities; and (iii) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in the relevant Consolidated Affiliated Entity, and the purchase price shall be the lower of the amount that the shareholders contributed to the relevant Consolidated Affiliated Entity as registered capital for the equity interests to be purchased, or the minimum amount of consideration permitted by applicable PRC laws and regulations.

(c)	Renewal and reproduction. On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced without being in strict compliance with the Applicable Requirements (including obtaining the approval of the Shareholders): (i) upon the expiry of the existing arrangements; (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities; or (iii) in relation to any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group might wish to establish when justified by business expediency, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the HK Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(d)	Ongoing reporting and approvals. The Company will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

-	A summary of the Contractual Arrangements in place during each financial reporting period will be disclosed in the Company’s annual reports and accounts in accordance with the relevant provisions of the HK Listing Rules.

-	The independent Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year thereunder have been entered into according to the agreements governing the Contractual Arrangements, (ii) no dividends or other distributions have been made by the VIEs to the holders of their equity interests which are not otherwise subsequently assigned or transferred to us, and (iii) any new contracts entered into, renewed or reproduced between the Group and the VIEs during the relevant financial period under condition (c) above are fair and reasonable, and in our interests and those of the Shareholders as a whole.

-	The Company’s auditor will carry out procedures annually on the transactions pursuant to the Contractual Arrangements and will provide a letter to the Directors confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the VIEs to the holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group.

-	For the purpose of Chapter 14A of the HK Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as our subsidiaries, and transactions between connected persons of such VIEs and our Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the HK Listing Rules.

-	The VIEs will undertake that, for so long as the Company’s Shares are listed on the HK Stock Exchange, the VIEs will provide the Group’s management and our auditor full access to their relevant records for the purpose of its auditor’s reporting on the connected transactions.

3.	Calculation of minimum exercise price of options to be funded by new Shares

Applicable rules and regulations

Rule 17.03E of the HK Listing Rules provides that the exercise price of options must be at least the higher of: (i) the closing price of the shares as stated in the HK Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the HK Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant (the “HKD Minimum Exercise Price”).

Background of the waiver

As set out in the proxy statement of the Company dated May 8, 2026 (“Proxy Statement”), in preparation for the HK Primary Conversion, the Company is required to amend the terms of the 2019 restricted share unit plan to comply with Chapter 17 of the HK Listing Rules. Accordingly, the Board resolved to amend and restate the 2019 restricted share unit plan as the Second Amended and Restated 2019 Share Incentive Plan in order to comply with the requirements on share schemes under Chapter 17 of the HK Listing Rules. The Second Amended and Restated 2019 Share Incentive Plan was approved by the Shareholders at the 2026 AGM and will become effective on the HK Primary Effective Date.

Waiver application

On the basis that: (i) the method for determining the exercise price of options will be based on the market price of the Company’s ADSs and will substantially replicate the requirement in Rule 17.03E of the HK Listing Rules; (ii) it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, and the Company may continue to grant options under the Second Amended and Restated 2019 Share Incentive Plan with exercise prices based on the market price of the Company’s ADSs which are denominated in U.S. dollars after the HK Primary Effective Date; (iii) changing the method of determining the exercise price of options may cause confusion to the grantees; and (iv) the grant of options exercisable into ADSs with exercise prices determined with reference to the closing price of the Company’s ADSs on Nasdaq (which are denominated in U.S. dollars) would better reflect the market price for the underlying securities subject to the grant, the Company has applied for, and the HK Exchange has granted, a waiver from strict compliance with Rule 17.03E of the HK Listing Rules to enable the Company to determine the exercise price for options granted under the Second Amended and Restated 2019 Share Incentive Plan which are exercisable into ADSs in accordance with the USD Minimum Exercise Price (as defined in the Proxy Statement); provided that the exercise price of options exercisable into Shares shall continue to comply with Rule 17.03E of the HK Listing Rules (i.e., satisfy the HKD Minimum Exercise Price).

EXEMPT CONTINUING TRANSACTIONS

As at the date of this announcement, to the best knowledge of the Company, there is no continuing transaction of the Company in place as of the date of the Migration Exchange Notice that would need to be disclosed under Note 3 to Rule 19C.13 of the HK Listing Rules.

APPOINTMENT OF JOINT COMPANY SECRETARIES

The Company announces that Ms. Lai Janette Tin Yun (“Ms. Lai”) and Ms. Li Ching Man (“Ms. Li”) were appointed as joint company secretaries of the Company, with effect from the HK Primary Effective Date.

Ms. Lai is currently a senior manager of Company Secretarial Services of Vistra Group which is a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lai has over 14 years of experience in the corporate secretarial and compliance field and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. Lai is a Chartered Secretary, a Chartered Governance Professional and an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom.

Ms. Li joined the Company in May 2023 and has over 13 years of experience in the corporate secretarial and compliance field. Prior to joining the Company, she gained experience at two global professional services firms specializing in corporate services. Ms. Li is a Chartered Secretary, a Chartered Governance Professional and an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom.

The Company considers it would be beneficial to the Company to retain both Ms. Lai and Ms. Li as joint company secretaries as: (i) Ms. Li has worked closely with the Group and is familiar with the Company’s operations and business, and being a staff member of the Company, she has a deep understanding of the Company’s day-to-day operations and internal business affairs; (ii) Ms. Lai is an external Hong Kong corporate services professional who is familiar with the corporate governance standards (including the HK Listing Rules requirements) of a Hong Kong listed company, with experience serving as a company secretary of a Hong Kong primary listed issuer and would assist the Company in promptly and efficiently complying with various laws, rules and regulations applicable to the Company as a dual-primary listed Company, and she can provide independent support and knowledge of market updates and practices, which reinforces the Company’s commitment to maintaining high standards of corporate governance; and (iii) both Ms. Li and Ms. Lai possess the qualifications and/or experience as required under Rule 3.28 of the HK Listing Rules.

By Order of the Board NetEase, Inc. William Lei Ding Director

Hong Kong, June 25, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent directors.